Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Fourth Quarter and Full Year 2015 Financial Results

FY15 Contract Sales Up 34.5% Year-over-Year to US$1.40 billion

FY15 Net Income Up 37.1% Year-over-Year to US$66.5million

BEIJING, China, March 1, 2016 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•	Total fourth quarter revenue increased 13.9% to US$413.6 million from US$362.9 million in the fourth quarter of 2014 and increased 33.9% from US$309.0 million in the third quarter of 2015.

•	Contract sales increased 42.6% to US$574.2 million from US$402.6 million in the fourth quarter of 2014 and increased 85.4% from US$309.7 million in the third quarter of 2015.

•	Total gross floor area (“GFA”) sales increased 66.9% to 420,900 square meters from 252,200 square meters sold in the fourth quarter of 2014 and increased 80.4% from 233,300 square meters sold in the third quarter of 2015.

•	Selling, General and Administrative (“SG&A”) expenses as a percent of total revenue decreased to 13.3% from 14.6% in the fourth quarter of 2014 and decreased from 15.8% in the third quarter of 2015.

•	Net income was US$19.1 million, compared to US$23.8 million in the fourth quarter of 2014 and US$22.7 million in the third quarter of 2015.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.26, compared to US$0.30 in the fourth quarter of 2014 and US$0.31 in the third quarter of 2015.

•	The Company repurchased 495,759 ADSs at a total cost of approximately US$1.7 million in the fourth quarter of 2015.

Full Year 2015 Highlights

•	For the year ended December 31, 2015, total revenues increased 26.6% to US$1,164.3 million from US$919.7 million in 2014. GFA sales increased 56.7% to 986,100 square meters from 629,100 square meters in 2014. Contract sales increased 34.5% to US$1,401.1 million from US$1,041.6 million in 2014.

•	Gross profit was US$273.0 million, or 23.4% of revenue in 2015, compared to a gross profit of US$242.2 million, or 26.3% of revenue in 2014. The Company commenced presales on six projects in 2015.

•	SG&A expenses were US$167.5 million, or 14.4% of revenue in 2015, compared to US$145.1 million, or 15.8% of revenue in 2014.

•	Net income was US$66.5 million in 2015 compared to US$48.5 million in 2014. Diluted earnings per ADS were US$0.91 in 2015 compared to US$0.58 per ADS in 2014.

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Mr. Yong Zhang, Xinyuan’s Chairman, stated, “We are pleased with our full year 2015 results, as contract sales were up 34.5% to US$1.40 billion and net income increased 37.1% to US$66.5 million. We experienced strong sequential and year-over-year GFA sales. Our improvement in GFA sales is indicative of improving market conditions.”

“Recent local and national government policies which include easing monetary policy, relaxed home purchase restrictions and lower down payment requirements, continued to have a favorable impact on our unit sales activity in the fourth quarter. There were twenty two active development projects during 2015, including our US-based Oosten project, which represents a record number of projects for Xinyuan. We are also proud of our efforts to improve our balance sheet in the fourth quarter, highlighted by our increased cash position, lower debt level and improved coupon rates associated with our outstanding debt. We were active with our dividend program and repurchase activity throughout the year and remain committed to these programs for 2016.”

“As we carefully monitor industry trends for 2016, we remain optimistic about the projects in our existing markets. While China’s real estate market remains uncertain, we expect the favorable government policies to introduce new buyers to our projects. We also intend to explore new land acquisitions both in China and in overseas markets. Overall, we believe 2016 will represent another year of contract sales and net income growth for Xinyuan.”

Fourth Quarter 2015 Financial Results

Contract Sales

Contract sales totaled US$574.2 million in the fourth quarter of 2015 compared to US$402.6 million in the fourth quarter of 2014 and US$309.7 million in the third quarter of 2015. The Company’s GFA sales increased to 420,900 square meters in the fourth quarter of 2015 from 252,200 square meters in the fourth quarter of 2014 and 233,300 square meters in the third quarter of 2015. The average selling price (“ASP”) per square meter sold was RMB8,493 (US$1,364) in the fourth quarter of 2015 compared to RMB9,806 (US$1,596) in the fourth quarter of 2014 and RMB8,196 (US$1,328) in the third quarter of 2015.

The Company commenced pre-sales of two new projects in the fourth quarter of 2015, Zhengzhou Fancy City, which contributed 13.7% of total GFA sales, and Tianjin Spring Royal Palace, which contributed 3.3% of total GFA sales.

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Breakdown of GFA Sales and ASPs by Project

Project	Q4 2014		Q3 2015		Q4 2015		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
	(m2000)	(RMB)	(m2000)	(RMB)	(m2000)	(RMB)	(m2000)
Zhengzhou Royal Palace	3.8	7,502	-	-	-	-	-
Zhengzhou Xin City	27.9	14,206	0.1	3,927	0.8	12,908	4.9
Zhengzhou Thriving Family	41.5	7,229	-	3,401	0.1	6,054	16.5
Xingyang Splendid I	16.8	4,831	4.2	5,149	12.2	5,050	45.8
Xingyang Splendid II	1.7	13,401	0.2	9,500	4.4	4,983	129.7
Kunshan Royal Palace	23.0	8,843	36.4	9,148	34.5	9,465	80.5
Suzhou Xin City	5.8	10,312	0.7	13,052	0.1	372	0.3
Suzhou Lake Royal Palace	12.1	8,299	39.0	9,446	28.7	13,482	55.2
Jinan Xinyuan Splendid	20.9	9,595	3.3	7,986	1.8	8,122	11.3
Jinan Royal Palace	23.6	6,348	26.2	6,294	44.1	6,270	305.8
Xuzhou Colorful City	9.6	8,700	5.1	9,424	2.5	10,307	62.6
Beijing Xindo Park	19.8	22,889	0.6	20,439	31.6	12,674	13.4
Chengdu Thriving Family	15.5	5,498	9.7	5,401	17.3	5,146	147.0
Changsha Xinyuan Splendid	10.6	5,139	14.1	5,611	33.1	5,421	169.2
Sanya Yazhou Bay No.1	6.5	14,750	0.1	12,194	1.7	10,915	110.2
Xi’an Metropolitan*	6.2	6,362	35.8	6,350	42.8	6,305	174.3
Shanghai Royal Palace	-	-	5.4	21,606	8.5	21,913	33.4
Zhengzhou Xindo Park	-	-	4.8	9,584	16.9	7,871	113.3
Jinan Xin Central	-	-	22.3	9,019	16.4	10,547	127.4
Henan Xin Central I (Zhengzhou Nangangliu project	-	-	25.4	7,493	52.0	7,621	185.4
Zhengzhou Fancy City	-	-	-	-	57.6	7,981	109.1
Tianjin Spring Royal Palace	-	-	-	-	14.0	8,599	260.2
Others	6.9	-	-0.1	-	-0.2	-	4.8
Total	252.2	9,806	233.3	8,196	420.9	8,493	2,160.3

* The Company owns 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which develops Xi’an Metropolitan project. The Company accounts for its investment under the equity method.

Revenue

In the fourth quarter of 2015, the Company’s total revenue increased 13.9% to US$413.6 million from US$362.9 million in the fourth quarter of 2014 and increased 33.9% from US$309.0 million in the third quarter of 2015.

Gross Profit

Gross profit for the fourth quarter of 2015 was US$81.4 million, or 19.7% of revenue, compared to a gross profit of US$96.1 million, or 26.5% of revenue, in the fourth quarter of 2014 and a gross profit of US$82.7 million, or 26.8% of revenue, in the third quarter of 2015.

Selling, General and Administrative Expenses

SG&A expenses were US$55.2 million for the fourth quarter of 2015 compared to US$53.1 million for the fourth quarter of 2014 and US$48.8 million for the third quarter of 2015. As a percentage of total revenue, SG&A expenses were 13.3% compared to 14.6% in the fourth quarter of 2014 and 15.8% in the third quarter of 2015.

Net Income

Net income for the fourth quarter of 2015 was US$19.1 million, compared to US$23.8 million for the fourth quarter of 2014 and US$22.7 million for the third quarter of 2015. Net margin was 4.6%, compared to 6.6% in the fourth quarter of 2014 and 7.3% in the third quarter of 2015. Diluted earnings per ADS were US$0.26, compared to US$0.30 per ADS in the fourth quarter of 2014 and US$0.31 per ADS in the third quarter of 2015.

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Balance Sheet

As of December 31, 2015, the Company’s cash and cash equivalents (including restricted cash) increased to US$750.7 million from US$555.9 million as of September 30, 2015. Total debt outstanding was US$1,740.9 million, a decrease of US$52.2 million, compared to US$1,793.1 million at the end of the third quarter of 2015. The balance of the Company’s real estate property under development at the end of the fourth quarter of 2015 was US$1,884.3 million, compared to US$2,012.2 million at the end of the third quarter of 2015.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the fourth quarter of 2015.

Project	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold

Zhengzhou Xin City	211.1	206.2	380.8	345.6	90.8%	93.9%
Zhengzhou Thriving Family	131.5	115.0	161.7	133.5	82.6%	78.7%
Xingyang Splendid I	118.8	73.0	89.5	60.0	67.0%	72.6%
Xingyang Splendid II	136.9	7.2	138.4	9.5	6.9%	40.6%
Kunshan Royal Palace	279.9	199.4	496.4	295.5	59.5%	84.4%
Suzhou Xin City	127.2	126.9	184.2	183.1	99.4%	99.8%
Suzhou Lake Royal Palace	169.6	114.4	388.9	188.0	48.3%	91.9%
Jinan Xinyuan Splendid	572.2	560.9	795.2	785.3	98.8%	98.9%
Jinan Royal Palace	452.3	146.5	698.7	148.8	21.3%	55.9%
Xuzhou Colorful City	130.2	67.6	207.5	98.1	47.3%	75.1%
Beijing Xindo Park	132.9	119.5	482.3	385.8	80.0%	97.5%
Chengdu Thriving Family	211.4	64.4	355.9	56.2	15.8%	82.4%
Changsha Xinyuan Splendid	252.7	83.5	364.6	73.4	20.1%	67.1%
Sanya Yazhou Bay No.1	122.0	11.8	306.7	26.1	8.5%	62.7%
Xi’an Metropolitan*	296.6	122.3	490.8	124.3	25.3%	63.3%
Shanghai Royal Palace	57.8	24.4	297.9	84.3	28.3%	88.0%
Zhengzhou Xindo Park	145.2	31.9	203.9	44.5	21.8%	48.2%
Jinan Xin Central	194.7	67.3	388.8	102.8	26.4%	57.3%
Henan Xin Central I (Zhengzhou Nangangliu project	262.8	77.4	377.4	94.2	25.0%	49.2%
Zhengzhou Fancy City	166.7	57.6	244.8	73.8	30.1%	43.6%
Tianjin Spring Royal Palace	274.3	14.1	374.2	19.4	5.2%	25.3%
Others remaining GFA	4.8	-	-	-	-	-
Total active projects	4,451.6	2,291.3	7,428.6	3,332.2	44.9%	71.8%

* The Company owns 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which develops Xi’an Metropolitan project. The Company accounts for its investment under the equity method.

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As of December 31, 2015, the Company’s total sellable GFA was approximately 2,306,614 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA	Pre sales
	(m2 000)	Scheduled
Henan Xin Central II (Zhengzhou Nangangliu project	108.9	Q2 2016
Xingyang Splendid III	37.4	Q2 2016
Total projects under planning	146.3
Total active projects	2,160.3
Total all Xinyuan projects in China	2,306.6

Real Estate Project Update in the U.S.

During the fourth quarter of 2015, the Company continued to make good progress in its Oosten project based in Brooklyn, New York. As of the end of the fourth quarter, the Company had pre-sold approximately 64% of its total units.

Business Outlook

The full year 2015 contract sales and net income were up 34.5% and 37.1% year-over-year to US$1.40 billion and US$66.5 million, respectively. For the full year 2016, the Company currently expects its full year contract sales to grow between 10% and 15% and net income to grow between 15% and 20% compared to 2015.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on March 1, 2016 to discuss its fourth quarter 2015 results. Listeners may access the call by dialing:

US: 1-888-661-5174

International: 1-913-312-9309

A webcast will also be available through the Company’s investor relations website at http://ir.xyre.com.

A replay of the call will be available through March 8, 2016 by dialing:

US: 1-877-870-5176

International: 1-858-384-5517

Access code: 6487042

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About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2014. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

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For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Ms. May Shen
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)

Total revenue	413,586	308,954	362,900

Total costs of revenue	(332,188)	(226,288)	(266,820)
Gross profit	81,398	82,666	96,080

Selling and distribution expenses	(20,316)	(13,163)	(17,361)
General and administrative expenses	(34,863)	(35,673)	(35,725)

Operating income	26,219	33,830	42,994

Interest income	6,260	6,333	8,711
Interest expense	(5,986)	(5,021)	(6,189)
Net realized gain on short-term investments	437	80	3,128
Unrealized gain/(loss) on short-term investments	13	17	(1,983)
Other income/(expense)	1,258	(35)	105
Loss on extinguishment of debt	-	-	(9,849)
Exchange gains	140	269	656
Share of gain/(loss) of an equity investee	783	974	(1,047)

Income from operations before income taxes	29,124	36,447	36,526

Income taxes	(10,009)	(13,756)	(12,685)

Net income	19,115	22,691	23,841
Net loss attributable to non-controlling interest	1	-	19
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	19,116	22,691	23,860

Earnings per ADS:
Basic	0.27	0.31	0.32
Diluted	0.26	0.31	0.30
ADS used in computation:
Basic	70,126	73,434	74,446
Diluted	72,838	73,499	81,660

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Twelve months ended
	December 31,	December 31,
	2015	2014
	(unaudited)	(audited)

Total revenue	1,164,324	919,748

Total costs of revenue	(891,334)	(677,582)
Gross profit	272,990	242,166

Selling and distribution expenses	(52,126)	(39,494)
General and administrative expenses	(115,329)	(105,622)

Operating income	105,535	97,050

Interest income	24,504	14,577
Interest expense	(20,957)	(28,201)
Net realized gain on short-term investments	1,279	3,128
Unrealized gain on short-term investments	49	122
Other income	5,945	3,213
Loss on extinguishment of debt	-	(9,849)
Exchange gains	403	706
Share of gain/(loss) of an equity investee	2,235	(1,692)

Income from operations before income taxes	118,993	79,054

Income taxes	(52,511)	(30,558)

Net income	66,482	48,496
Net loss attributable to non-controlling interest	1	19
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	66,483	48,515

Earnings per ADS:
Basic	0.93	0.64
Diluted	0.91	0.58
ADS used in computation:
Basic	71,313	75,968
Diluted	73,244	88,559

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31	September 30,	December 31
	2015	2015	2014
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	414,497	218,765	140,495
Restricted cash	336,168	337,117	368,874
Short-term investments	1,245	6,397	6,008
Accounts receivable	42,040	35,832	15,457
Other receivables	149,959	153,774	134,819
Restricted deposit	-	66,716	69,358
Deposits for land use rights	46,199	144,625	299,739
Other deposits and prepayments	254,048	233,378	152,290
Advances to suppliers	50,534	56,836	29,787
Real estate properties held for sale	-	-	1,185
Real estate properties development completed	24,077	27,273	12,309
Real estate properties under development	1,884,331	2,012,161	1,714,575
Amounts due from related parties	58,630	71,245	125,374
Amounts due from employees	351	2,241	50
Other current assets	414	682	139

Total current assets	3,262,493	3,367,042	3,070,459

Real estate properties held for lease, net	71,133	74,439	69,224
Property and equipment, net	39,323	41,703	46,476
Other long-term investment	31,108	31,755	242
Investment in joint ventures	6,125	5,429	4,226
Deferred tax assets	15,489	13,504	13,642
Deferred charges	12,504	14,197	16,677
Deposits for land use rights	100,099	3,144	-
Other assets	14,943	11,180	10,580

TOTAL ASSETS	3,553,217	3,562,393	3,231,526

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31	September 30,	December 31
	2015	2015	2014
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	471,176	408,199	351,506
Short-term bank loans and other debt	222,226	235,966	293,450
Customer deposits	63,768	80,522	107,163
Income tax payable	106,034	60,989	62,429
Deferred tax liabilities	57,692	108,581	91,202
Other payables and accrued liabilities	98,640	98,141	74,089
Payroll and welfare payable	22,966	14,212	18,457
Current portion of long-term bank loans and other debt	564,204	743,520	586,841
Current maturities of capital lease obligations	3,066	3,129	3,010
Mandatorily redeemable non-controlling interests	2,310	-	4,486

Total current liabilities	1,612,082	1,753,259	1,592,633

Noncurrent liabilities
Long-term bank loans	13,860	28,296	52,296
Other long-term debt	940,638	785,318	576,204
Deferred tax liabilities	13,500	16,637	9,825
Unrecognized tax benefits	17,842	10,948	14,005
Capital lease obligations, net of current maturities	18,111	20,159	23,500
Mandatorily redeemable non-controlling interests	1,232	3,616	2,451
TOTAL LIABILITIES	2,617,265	2,618,233	2,270,914

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(24,045)	(22,384)	(20,696)
Additional paid-in capital	531,233	529,978	530,670
Statutory reserves	80,451	72,821	72,829
Retained earnings	317,364	309,566	273,255
Accumulated other comprehensive income	30,952	54,182	104,557

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	935,971	944,179	960,631
Non-controlling interest	(19)	(19)	(19)
Total equity	935,952	944,160	960,612
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,553,217	3,562,393	3,231,526

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